Troutman Pepper Hamilton Sanders LLP 600 Peachtree Street NE, Suite 3000 Atlanta, GA 30308-2216 troutman.com

October 11, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Keira Nakada and Linda Cvrkel

Re:	Repay Holdings Corporation

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed March 1, 2023

File No. 001-38531

Ladies and Gentlemen:

On behalf of Repay Holdings Corporation (the “Company” or “Repay”), we are submitting our response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission’s (the “Commission”) Division of Corporation Finance (the “Division”) by letter dated October 2, 2023, with respect to the Form 10-K for the fiscal year ended December 31, 2022, filed with the Commission on March 1, 2023 (the “Form 10-K”), File No. 001-38531.

For your convenience, our responses are prefaced by the exact text of the Staff’s comments in bold, italicized text.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 45

1. We note that you adjust for “Other non-recurring charges” in calculating your adjusted EBITDA and adjusted net income, which include “one-time settlement payments to certain clients and partners” and “non-recurring performance incentives to employees.” Please tell us the nature and the amounts of these adjustments and explain in further detail why you believe it is appropriate to eliminate these amounts in determining adjusted EBITDA and adjusted net income.

U.S. Securities and Exchange Commission October 11, 2023 Page 2

The Company acknowledges the Staff’s comment and believes that these adjustments are appropriate non-GAAP adjustments, taking into account Staff guidance. The adjustments referenced in the Staff comment are non-recurring and are not normal operating expenses that are necessary to operate the Company’s business. The Company believes adjusting for these items as part of its presentation of Adjusted EBITDA and Adjusted Net Income is not misleading and provides a more complete understanding of ongoing operations, enhances comparability of current results to prior periods, is useful for investors to analyze the Company’s financial performance and eliminates the impact of certain items that may obscure trends in the underlying performance of its business.

The Company advises that the “one-time settlement payments to certain clients and partners” include a $3,441,000 payment related to a settlement of a breach of contract claim with a software integration partner and a $2,160,000 payment made to a merchant as settlement for a system outage dispute. These payments represent settlements of legal and contractual disputes that are non-recurring and not in the Company’s normal course of business. The Company does not regularly make payments to merchants or partners as part of its ordinary course of business to settle claims or to compensate for service issues. The breach of contract claim involved a partnership agreement dispute at one of the Company’s acquired entities that did not settle until after the acquisition was complete. The merchant settlement payment was also a one-time payment made under unique circumstances. The Company has not made any other similar settlement payments related to legal claims or contractual disputes in the past two years and does not expect to make any similar payments in the next two years.

Further, the Company advises that “non-recurring performance incentives to employees” primarily refers to a $1,067,000 performance bonus made in connection with the Media Payments LLC (“MPI”) acquisition that was provided for in the terms of the purchase agreement. These costs are non-recurring and are not representative of the ongoing costs necessary to operate the Company’s business; instead, these are costs specifically associated with the MPI acquisition. For clarification, the Company will refer to these costs as “non-recurring acquisition bonus payments” in future filings.

2. Please tell us how you determined that removing the effects of non-cash rent expense in arriving at adjusted EBITDA and adjusted net income does not substitute individually tailored recognition and measurement methods for GAAP and tell us the amount of such item included in the adjustment for “other non-recurring charges” during each period presented. Alternatively, confirm that you will no longer include this adjustment. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

The Company acknowledges the Staff’s comment and will revise, the calculation of Adjusted EBITDA and Adjusted Net Income to exclude this adjustment for non-cash rent expense in future filings.

U.S. Securities and Exchange Commission October 11, 2023 Page 3

The Staff is requested to direct any further questions regarding these filings and this letter to the undersigned at (404) 885-3139. Thank you.

Respectfully Submitted,

/s/ David W. Ghegan
David W. Ghegan

cc:	Tyler B. Dempsey, General Counsel

Repay Holdings Corporation

Timothy Murphy, Chief Financial Officer

Repay Holdings Corporation